UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 1st December 2022

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 1st December 2022 — Scrip Dividend for 2022/23 Interim Dividend

Exhibit 99.1

1 December 2022

National Grid plc ('National Grid' or the 'Company')

Scrip Dividend for 2022/23 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 25 November 2022, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2022/23 interim dividend is 1014.90 pence. This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt ('ADR') holders, the scrip ADR reference price for the 2022/23 interim dividend is US$61.0513. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website and from Equiniti (0800 169 7775).

2022/23 interim dividend timetable:

10 November 2022	2022/23 half year results and interim dividend amount declared - 17.84 pence per ordinary share; $1.0307 per ADR*
23 November 2022 24 November 2022	ADRs go ex-dividend Ordinary shares go ex-dividend
25 November 2022	Record date for the 2022/23 interim dividend
1 December 2022	Scrip reference price announced
12 December 2022 (5pm London time)	Scrip Election Date for 2022/23 interim dividend
11 January 2023	2022/23 interim dividend paid to qualifying shareholders

*The figure shown is gross of a $0.01 per ADR interim dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2022/23 interim dividend. This fee does not apply to ADRs received through the scrip dividend.

Pritti Patel
Deputy Company Secretary & General Counsel, Corporate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri Jamond
Ceri Jamond Senior Assistant Company Secretary

Date: 1st December 2022